PETER T. SOCHA
112 The Maine
Williamsburg, VA  23185



Board of Directors
Consumat Environmental Systems, Inc.



I have decided to resign as a Director of Consumat Environmental Systems, Inc.. This resignation will be effective at the earlier of the next annual meeting of shareholders or June 15, 1999.

As many of you know, I have been very disturbed by the most recent surprise regarding our financial default with Finova, formerly Sirrom Capital. This issue was created on March 5, 1999 and should have been disclosed and discussed with the full Board and Finova at the last regularly scheduled board meeting on March 25, 1999. It was not. This, combined with other past items, has created an uncomfortable situation regarding the flow of information between management and the Board of Directors.

Due to these facts and my past relationship with Sirrom, I do not believe that it would be appropriate to participate in any discussions regarding any curative actions with Finova.

Sincerely,

/s/ PETER T. SOCHA